Entourage Mining Ltd..

A Mineral Exploration Company

Suite 614-475 Howe Street, Vancouver BC V6C2B3

OTCBB: ETGMF

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Entourage Mining Encounters At Or Near-Surface Uranium Mineralization From All 32 Holes of the Phase II Drill Program Including 16.99 Meters Grading 0.0435% (.87 lb) U3O8 per Ton

Vancouver British Columbia, August 23, 2007:  Entourage Mining Ltd. (“Entourage” or the “Company) (ETGMF: OTCBB) has been informed by Abbastar Uranium Corp. that Abbastar has completed the second phase of drilling on the Doran uranium prospect situated in Quebec along the North Shore of the Gulf of St. Lawrence approximately 109 km east of Havre St Pierre. The drill program consisted of 32 drill holes to test four (“L”, “N”,”X”& “Y”) of seventeen previously identified zones on the Doran property where the companies’ objective is to delineate a Rossing-type low-grade large tonnage open pit uranium deposit that might be exploited using relatively low cost mining methods.

In all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill hole length.  Here is a sample of these results:

· Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),

· Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),

· Hole H18A (L Anomaly):  7.25m of 0.023% U3O8 (.46lb/t),

· Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),

· Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),

· Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),

· Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

In 2006, rock saw channel samples demonstrated the existence of uranium mineralization at surface on the L, N, X and Y zones situated in the north central and north eastern areas of the Doran property.  The objective of the 2007 drill program was to determine the extent and continuity at depth of uraniferous occurrences encountered in the 2006 surface campaign.

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone.  The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8.  As well, Holes 27 and 27A, intersected three and four pegmatites respectively.  The first pegmatite, from H27, returned .66lb/ton U3O8 over 5.8 meters.  The L zone remains open in all directions while lateral extension and depth extension are unknown and will be the focus of the Fall 2007 Phase IV drill program set to commence near the end of September 2007.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y).  Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite.  Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks.  All pegmatites have been intersected at a maximum of 90 vertical meters from surface.    To date, the Doran Showing, located at the south of Doran (drilled in 2006) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

While it is important to do a follow up of the dozen (12) remaining anomalies highlighted by the 2005 airborne survey, Senior Project Geologist, Michel Proulx M. Sc. (P. Geo and a qualified person) states: “[t]he emphasis must be directed towards only one target: bring into production a low grade large tonnage

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Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com

Entourage Mining Ltd...

A Mineral Exploration Company

Suite 614-475 Howe Street, Vancouver BC V6C2B3

OTCBB: ETGMF

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uranium deposit amenable to open pit mining.”  Mr. Proulx recommends follow up drilling on the Doran showing (Phase III) as well as an additional 4,000 meters of drilling (Phase IV) on the L zone to gain a better understanding of the behaviour of the uranium-bearing pegmatite bodies, the structural geology context and of uranium phase minerals.   The companies plan to mobilise a second drill so that the Doran showing and L anomaly may be drilled simultaneously.

Abbastar has the right to earn up to 70% of the Doran property by expending $5 million over four years.

Eric Ostensoe, a professional geologist and a qualified person has reviewed the technical aspects of this news release.

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Gregory F Kennedy

President & CEO

For more information call Craig Doctor at 604-278-4656.  An overview of the Phase II program can be viewed on the company website at www.entouragemining.com.

Contact Information:

Craig Doctor

(604) 278-4656

craig@entouragemining,com

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Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com